Exhibit 99.1
METHANEX CORPORATION
ANNUAL INFORMATION FORM
www.methanex.com
March 16, 2010

REFERENCE INFORMATION
In this Annual Information Form (“AIF”), a reference to the “Company” refers to Methanex Corporation and a reference to “Methanex”, “we”, “us”, “our” and similar words refers to the Company and its subsidiaries or any one of them as the context requires, as well as their respective interests in joint ventures and partnerships.
We use the United States dollar as our reporting currency. Accordingly, unless otherwise indicated, all dollar amounts in this AIF are stated in United States dollars.
In this AIF, unless the context otherwise indicates, all references to “methanol” are to chemical-grade methanol. Methanol’s chemical formula is CH3OH and it is also known as methyl alcohol.
In this AIF, we incorporate by reference our 2009 Management’s Discussion and Analysis (“2009 MD&A”), which contains information required to be included in this AIF. The 2009 MD&A is publicly accessible and is filed on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.
Approximate conversions of certain units of measurement used in this AIF into alternative units of measurement are as follows:
1 tonne of methanol  =  332.6 US gallons of methanol
Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this AIF are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Associates Inc., Jim Jordan & Associates, Tecnon OrbiChem Ltd., Reed Business Information Ltd. (ICIS) and Consensus Economics Inc. Industry consultants and industry publications generally state that the information provided has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada and is used under license by us.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements with respect to us and the chemical industry. Statements that include the words “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “anticipates,” or the negative version of those words or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:
•	expected demand for methanol and its derivates,
•	expected new methanol supply and timing for start-up of same,
•	expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, timing of planned maintenance outages,
•	expected prices of methanol and methanol derivatives,
•	expected energy prices (including prices for natural gas and coal feedstocks),
•	anticipated production from, and production rates of, our plants,
•	expected levels of natural gas supply to our plants,
•	capital committed by third parties towards future natural gas exploration in southern Chile,
•	anticipated results of natural gas exploration in southern Chile, New Zealand and timing of same,
•	receipt of third-party consents or approvals,
•	expected operating costs, including natural gas feedstock costs and logistics costs,
•	expected tax rates,
•	expected cash flows or earning capability,
•	ability to enter into new, or renew existing, gas contracts on commercially acceptable terms,
•	expected expenditures and future sources of funding for such expenditures, including expenditures to support natural gas exploration and development in southern Chile and New Zealand,
•	anticipated start-up date of, and cost to complete, our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	shareholder distribution strategy and anticipated distributions to shareholders,
•	commercial viability of, success of, or ability to execute, future projects, including capacity expansions,
•	financial strength and ability to meet future financial commitments,
•
expected impact of regulatory actions, including assessments of the carcinogenicity of methanol, formaldehyde and MTBE, the imposition of formaldehyde emission limits and legislation related to CO2 emissions in New Zealand,

•	expected global or regional economic activity (including industrial production levels) and expectations regarding recovery from the current uncertain economic environment,
•	expected outcome of legal proceedings, including the tax assessment recently issued by the Board of Inland Revenue of Trinidad and Tobago, and
•	expected actions of governments, gas suppliers, courts, tribunals and other third parties, including the establishment by the Chinese government of new fuel-blending standards.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,
•	production rates of our facilities in accordance with plan,

•	success of natural gas exploration in southern Chile and New Zealand leading to increased natural gas supply available for our plants in Chile and New Zealand on commercially acceptable terms,
•
receipt or issuance of third-party consents or approvals, including without limitation, governmental approvals related to natural gas exploration rights or the establishment of new fuel blending standards,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates in accordance with plan,
•	completion date and cost of our methanol project in Egypt,
•	availability of committed credit facilities and other financing,
•	availability of future natural gas supply on commercially acceptable terms in Chile, Trinidad, New Zealand, Canada and Egypt,
•	global and regional economic activity (including industrial production levels),
•	absence of a material negative impact from major natural disasters or global pandemics,
•	absence of a material negative impact from changes in laws, regulations or standards,
•	the renewal of committed credit facilities and other financing upon the expiry thereof,
•	the legal opinions received in connection with ongoing legal proceedings, and
•	performance of contractual obligations by customers, suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:
•	conditions in the methanol and other industries, including fluctuations in the supply, demand and price of methanol and its derivatives, including demand for methanol for energy uses,
•	significant decrease in energy prices (including prices for natural gas and coal feedstocks),
•	the success of natural gas exploration and development activities in southern Chile, New Zealand and Canada,
•	availability of future natural gas supply on commercially acceptable terms in Chile, Trinidad, New Zealand and Egypt,
•	the timing of the start-up and the cost to complete our new methanol project in Egypt,
•	the ability to successfully carry out corporate initiatives and strategies,
•	unexpected technical issues with our production facilities,
•
actions of governments and governmental authorities including implementation of policies or other measures by the Chinese government, the United States government or other governments that could impact demand for methanol or its derivatives, or the failure to obtain governmental approvals related to natural gas exploration rights in southern Chile,

•	changes in laws or regulations,
•	import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations,
•	worldwide economic conditions and conditions in the global financial markets,
•	actions of competitors and suppliers, and
•	other risks described in our 2009 MD&A.
In addition to the foregoing risk factors, the current uncertain economic environment has added additional risks and uncertainties, including changes in capital markets and corresponding effects on the Company’s investments, our ability to access existing or future credit and defaults by customers, suppliers or insurers.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

THE COMPANY
Methanex Corporation was incorporated under the laws of Alberta on March 11, 1968 and was continued under the Canada Business Corporations Act on March 5, 1992. Its registered and head office is located at 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3M1 (telephone: 604-661-2600).
The following chart includes the Company’s principal operating subsidiaries and partnerships as of December 31, 2009 and, for each subsidiary or partnership, its place of organization and the Company’s percentage of voting interests beneficially owned or over which control or direction is exercised. The chart also shows our principal production facilities and their locations.

BUSINESS OF THE COMPANY
We produce and market methanol, a chemical that is used to make a wide range of industrial, consumer and energy products. We are the world’s largest supplier of methanol and the largest supplier of methanol to each of the major international markets of North America, Asia Pacific and Europe as well as Latin America.
What is Methanol?
Methanol is a clear colourless liquid chemical that is predominantly produced from natural gas and is also produced from coal, particularly in China. Methanol is primarily used to produce formaldehyde, acetic acid and a variety of other chemicals that form the basis of a large number of chemical derivatives for which demand is influenced by global economic activity levels. These derivatives are used to manufacture a wide range of products, including building materials, foams, resins and plastics.
Methanol also has a number of energy-related uses. Methanol has been used for many years to produce methyl tertiary butyl ether (“MTBE”), a gasoline component. In addition, in recent years there has been significant growth in methanol demand for energy applications such as dimethyl ether (“DME”), biodiesel and direct blending of methanol into gasoline. In the past year we have also observed increased demand for direct blending of methanol into diesel fuel in China.
Due to the diversity of the end products in which methanol is used, methanol demand is influenced by a broad range of economic, industrial and environmental factors. Economic factors had a particularly significant effect on methanol demand in 2009 as a result of the volatility and uncertainty caused by the global financial crisis and recession. Global methanol demand for 2009 is estimated to be approximately 39.7 million tonnes.
Our Operations
We own and operate methanol production facilities in Chile, Trinidad and New Zealand and are constructing a new facility in Egypt that is scheduled to start-up in mid-2010. Our production hubs in Chile, Trinidad and New Zealand currently have a total annual production capacity of 6.8 million tonnes. We also have 1.4 million tonnes of idled capacity in New Zealand and 0.5 million tonnes of idled capacity in Canada. These idled facilities provide the potential to increase production in those regions depending primarily on the availability of economically priced natural gas feedstock and methanol supply and demand. In addition to the methanol we produce, we purchase methanol produced by others under methanol purchase contracts and on the spot market. This provides us with flexibility and certainty in managing our supply chain while continuing to meet customer needs and support our marketing efforts. We sell methanol through an extensive global marketing and distribution system.
Our multiple production sites and integrated global supply chain have enabled us to become the world’s largest supplier of methanol. As a result of our excellent record of reliability and our global positioning, including an extensive network of storage terminals, a fleet of dedicated ocean vessels and our expertise in the global distribution of methanol, we believe we have a competitive advantage as a supplier of methanol to major chemical and petrochemical producers for whom quality of service and reliability of supply are important. We believe this competitive advantage provides us with marketing and transportation synergies and an improved customer mix.
Our operations consist of the production and sale of methanol, which constitutes a single operating segment. Revenue, sales volumes and production volumes for each of the last two years can be found under the heading Financial Highlights in our 2009 MD&A.
DEVELOPMENT OF THE BUSINESS AND CORPORATE STRATEGY
Our primary objective is to create value by maintaining and enhancing our leadership in the global production, marketing and delivery of methanol to our customers. The key elements of our strategy are global leadership, low cost, and operational excellence.
Global Leadership
We are the leading supplier of methanol to the major international markets of North America, Asia Pacific, Europe and Latin America. Our sales volumes in 2009 represented approximately 15% of total global methanol demand. Our leadership position has enabled us to play an important role in the industry, which includes publishing Methanex reference prices that are generally used in each major market as the basis of pricing for most of our customer contracts.
The strategic location of our Chile, Trinidad and New Zealand production sites – as well as the new methanol project in Egypt – allows us to deliver methanol cost-effectively to our customers in all major global markets, while our investments in global distribution and supply infrastructure enable us to enhance value to customers by providing reliable and secure supply.

Our current focus of making investments to increase production at our sites is an important element of our strategy of global leadership. The new methanol project in Egypt, which is expected to start-up in mid-2010, is well located and will provide additional security of supply for our customers. We are also focused on increasing production at our Chile facilities by supporting the acceleration of natural gas development in southern Chile.
Our goal is to return to operating all four plants in Chile with natural gas from suppliers in Chile. Over the last few years we have pursued, and continue to pursue, investment opportunities with Empresa Nacional del Petróleo (“ENAP”), a Chilean state-owned energy company, GeoPark Chile Limited (“GeoPark”) and others to help accelerate natural gas exploration and development in southern Chile. For example, during the last three years, we have provided GeoPark with financing to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. In return, GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. Also, in May 2008, we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and to supply natural gas to our production facilities in Chile. Final government approvals were received in the third quarter of 2009. Under the arrangement, we fund a 50% participation in the block. Approximately 55% of total production at our Chilean facilities is currently being produced with natural gas supplied from the Fell and Dorado Riquelme blocks.
A number of other international oil and gas companies are exploring for oil and natural gas in southern Chile. In late 2007, the government of Chile completed an international bidding round to assign exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have begun. We are a member of a consortium that was awarded the Otway exploration block in 2008 and this consortium now also owns an interest in the Tranquilo exploration block. (Refer to the Natural Gas Supply – Chile section starting on page 17 for more detailed information regarding our initiatives to increase natural gas supply to our plants in Chile.)
Based on the significant natural gas exploration activity planned in southern Chile and the success of these activities seen to date, in December 2009, we restarted a second plant in Chile and into 2010 we have been operating two plants, each at approximately 60% of capacity. Our initiatives in Egypt and Chile could enable us to increase our global production levels from 3.5 million tonnes in 2009 to over 7 million tonnes over the next few years.
We also continue to pursue opportunities to increase supply by restarting idled capacity at our sites in New Zealand and Canada, with the decision to restart the sites depending primarily on our ability to source economically priced natural gas and methanol supply and demand dynamics. We believe our initiatives to increase production will enable us to grow our sales levels while continuing to provide reliable and secure supply to our customers and to further build on our leadership position in the industry.
Although we have experienced significantly reduced production from our assets in Chile since mid-2007 (refer to the Natural Gas Supply — Chile section starting on page 17), we have continued to meet our commitments to customers. We have achieved this by increasing the amount of methanol we purchase through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply infrastructure which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply.
The Asia Pacific region continues to lead global methanol demand growth and over the past few years, we have continued to invest in and develop our presence in this important region. In 2007, we added additional storage capacity in Zhangjiagang, China and expanded our offices in Shanghai and Hong Kong and more recently we opened an office in Beijing to enhance our customer service and industry positioning in this region. This enables us to participate in and improve our knowledge of the rapidly evolving and high growth methanol market in China and other Asian countries. Our expanding presence in Asia has also helped us identify several opportunities to support the development of applications for methanol in the energy sector. We also opened an office in Dubai, UAE in 2007 to enhance our corporate presence and capitalize on future opportunities in the Middle East.
Over the past few years, the demand for methanol for energy applications has been strong, particularly in China, and the country continues to demonstrate the viability of methanol into energy applications. For example, in December 2009, the Chinese government implemented national standards for M-85 (85% methanol blend). One of our key strategic initiatives is to support demand growth into energy applications globally. In late 2006, we entered into a long-term methanol supply agreement with ENN Group to supply all of its methanol requirements for a new 200,000 tonne per year DME facility near Shanghai which began operations in 2007. In September 2007, we purchased a 20% interest in this DME facility for approximately $5 million. We have also entered into a joint venture agreement to develop a similar DME facility in Egypt. The joint venture will include Methanex and the ENN Group as minority interests, with the Egyptian Ministry of Petroloeum, including its subsidiary Egyptian Petrochemicals Holding Company (EChem), holding the majority interest. EChem is also a partner in our new methanol project in Egypt.

Low Cost
A low cost structure is an important element of competitive advantage in a commodity industry and is a key element of our strategy. Our approach to all business decisions is guided by our drive to maintain and enhance our cost structure, expand margins and return value to shareholders. The most significant components of our costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.
Natural gas is the primary feedstock at our methanol production facilities and is the most significant component of our cost structure. An essential element of our strategy is to ensure long-term security of natural gas supply. As described above, our goal is to return to operating all four of our plants in Chile over the next few years with natural gas supply from Chile and we are actively pursuing investment opportunities to accelerate natural gas development in areas of southern Chile that are relatively close to our plants.
Our equity interest in two production facilities in Trinidad (Atlas and Titan) represent 2.1 million tonnes per year of competitive cost production capacity. These facilities are underpinned by long-term take-or-pay natural gas purchase agreements where the gas price varies with methanol prices. During 2009, we completed turnaround activities at both facilities in Trinidad and we expect increased production from these facilities over the next year.
We have positioned our facilities in New Zealand as flexible production assets. At the end of 2008, we added approximately 0.4 million tonnes of incremental annual capacity by restarting one of our 0.9 million tonne per year facilities at our Motunui site and idling the smaller-scale 0.5 million tonne per year Waitara Valley facility in New Zealand. We also have additional potential production capacity that is currently idled in New Zealand (refer to the Natural Gas Supply – New Zealand section starting on page 19).
In 2009, we continued to advance our project to construct a 1.3 million tonne per year methanol facility in Egypt (located at Damietta on the Mediterranean Sea). This project is on budget and we expect this methanol facility to start-up in mid-2010. We are developing the project with partners: we have a 60% interest in the project and hold 100% of the marketing rights for the production. We believe this methanol facility will further enhance our positioning with its competitive cost structure and excellent location to supply the European market.
The cost to distribute methanol from production facilities to customers is also a significant component of our operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We are focused on identifying initiatives to reduce these costs, including maximizing the use of our shipping fleet to reduce costs and taking advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.
Operational Excellence
We maintain a focus on operational excellence in all aspects of our business. This includes excellence in our manufacturing and supply chain processes, marketing and sales, human resources, corporate governance practices and financial management.
To differentiate ourselves from our competitors, we strive to be the best operator in all aspects of our business and to be the preferred supplier to our customers. We believe that reliability of supply is critical to the success of our customers’ businesses and our goal is to deliver methanol reliably and cost-effectively. In part due to our commitment to Responsible Care, a risk-minimization approach developed by the Chemistry Industry Association of Canada, we believe we have reduced the likelihood of unplanned shutdowns and lost-time incidents and have achieved an excellent overall environmental record.
Product stewardship is a vital component of our Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to our employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental (HSE) initiatives, and we work with industry colleagues to improve safety standards and regulatory compliance. We readily share our technical and safety expertise with key stakeholders, including customers, end-users, suppliers, logistics providers and industry associations in the methanol and methanol applications marketplace through active participation in local and international industry seminars and conferences, and online education initiatives.
As a natural extension of our Responsible Care ethic, we have a Social Responsibility policy that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.

Our strategy of operational excellence includes the financial management of the Company. We operate in a highly competitive commodity industry. Accordingly, we believe it is important to maintain financial flexibility and we have adopted a prudent approach to financial management. As a result of the global economic recession, we embarked on a broad corporate cost savings plan that included reducing operating costs and cancelling or postponing almost all discretionary capital spending. At December 31, 2009, we had a strong balance sheet with a cash balance of $170 million, no re-financing requirements until 2012 and a $200 million undrawn credit facility that expires in mid-2012. We believe we are well positioned to meet our financial commitments and continue investing to grow our business.
METHANOL INDUSTRY INFORMATION
General
In 2009, approximately 70% of all methanol was used to produce formaldehyde, acetic acid and a variety of other chemicals that form the foundation of a large number of chemical derivatives for which demand is influenced by levels of global economic activity. These derivatives are used to manufacture a wide range of products, including plywood, particleboard, foams, resins and plastics. The remainder of methanol demand is largely in the energy sector, principally as a feedstock in the production of MTBE, direct blending into gasoline and diesel fuel, DME and biodiesel.
Methanol is a commodity chemical and the methanol industry has historically been characterized by cycles of oversupply caused by either excess supply or reduced demand, resulting in lower prices and idling of capacity, followed by periods of shortage and rising prices as demand exceeds supply until increased prices lead to new plant investment or the restart of idled capacity.
The methanol market is global and, over the last several years, has become more complex and subject to increasingly diverse influences due to the expanding number of uses for methanol and its derivatives around the world, combined with volatile global energy prices and significant increases to capital costs. While the global methanol industry enjoyed healthy demand growth for the last several years, the global economic slowdown that began in the latter half of 2008 had a significant negative impact on demand in our industry in late 2008 and early 2009. However, during the latter half of 2009 and into early 2010, demand for methanol improved significantly as global economies began to recover. See Demand Factors below for more information.
Refer to the Risk Factors and Risk Management section of our 2009 MD&A for more information regarding risks related to methanol price cyclicality and methanol demand as well as the current uncertain economic environment and its impact on the methanol industry and our Company.
Demand Factors
Reflecting the diversity of its uses, methanol demand is influenced by a wide range of economic, industrial, environmental, legal, regulatory and other factors and risks. More recently, demand has also been influenced by energy prices due to the growing use of methanol in energy applications.
We estimate that global demand for methanol in 2009 was very similar to 2008 at approximately 40 million tonnes. During the fourth quarter of 2008, the global financial crisis and resulting weak economic environment led to a sharp reduction in global demand for most traditional methanol derivatives while demand for methanol into energy-related applications remained relatively stable as lower methanol prices continued to make most of these applications economically attractive compared to oil derivatives. Overall, we estimate global methanol demand declined by about 15% in the fourth quarter of 2008 to approximately 36 million tonnes measured on an annualized basis compared with the third quarter of 2008. In reaction to the sharp decrease in demand, many higher cost methanol plants operated at lower rates or were shut down. In addition, there was a significant decrease in methanol pricing during the fourth quarter of 2008 and this lower pricing environment persisted through most of the first half of 2009.
Following the low point for global demand, which occurred in the first quarter of 2009, the methanol industry experienced significant recovery in demand over the course of the year. This demand recovery, combined with major shortages of supply due to industry production issues, escalation of feedstock costs for higher cost producers and shutdowns of higher cost production, led to higher pricing across all major regions in the second half of 2009 and into the first quarter of 2010. We estimate that at the end of 2009, global demand was approximately 43 million tonnes measured on an annualized basis, which is above the pre-recession level in the third quarter of 2008 of approximately 42 million tonnes on an annualized basis. Demand recovery in 2009 was mainly focused in Asia (particularly in China), and in the second half of 2009 we also saw modest recovery in demand in other regions, including Europe and North America.

Chemical Derivative Demand
Historically, demand growth for methanol for chemical derivatives has been closely correlated to levels of industrial production. The use of methanol derivatives such as formaldehyde and acetic acid in the building industry means that building and construction cycles and the level of wood production, housing starts, refurbishments and consumer spending are important factors in determining demand for such derivatives. Demand is also affected by automobile production, durable goods production, industrial investment and environmental and health trends, as well as new product development in the panelboard and plastic packaging industries. Historically, chemical derivative demand for methanol has been relatively insensitive to changes in methanol prices. We believe this demand inelasticity is due to the fact that there are few cost-effective substitutes for methanol-based chemical derivative products and because methanol costs in most cases account for only a small portion of the value of many of the end products. In 2009, chemical derivative demand represented approximately 70% of total global demand.
Formaldehyde Demand
In 2009, methanol demand for the production of formaldehyde represented approximately 34% of global demand. This compares to approximately 36% in 2008. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used as wood adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.
Acetic Acid Demand
In both 2008 and 2009, methanol used to produce acetic acid was approximately 11% of global methanol demand. Acetic acid is a chemical intermediate used principally in the production of vinyl acetate monomer, acetic anhydride, purified terephthalic acid and acetate solvents, which are used in a wide variety of products, including adhesives, paper, paints, plastics, resins, solvents, pharmaceuticals and textiles.
Other Chemical Derivative Demand
The remaining chemical derivative demand for methanol is in the manufacture of methylamines, methyl methacrylate and a diverse range of other chemical products that in turn are ultimately used to make products such as adhesives, coatings, plastics, film, textiles, paints, solvents, paint removers, polyester resins and fibres, explosives, herbicides, pesticides and poultry feed additives. Other end uses include silicone products, aerosol products, de-icing fluid, windshield washer fluid for automobiles and antifreeze for pipeline dehydration.
Energy Demand
Methanol has been used to make MTBE, a gasoline additive, for many years. In addition, there are several other energy-related uses for methanol that have developed more recently and many of these have experienced substantial growth. We believe that these energy-related uses have the potential to grow further, particularly in an environment of higher energy prices. These include direct blending of methanol into gasoline and diesel fuel (primarily in China), DME and biodiesel. In 2009, methanol demand for energy-related uses represented approximately 30% of total global demand.
Methanol for the production of MTBE represented approximately 13% of global methanol demand in 2009, which compares to approximately 14% in 2008. Other energy applications, including direct blending of methanol into gasoline and diesel fuel, DME and biodiesel, accounted for approximately 19% of global methanol demand (compared to 16% in 2008) and remained the fastest-growing end-use segments for methanol in 2009. Demand for methanol for energy-related uses was relatively stable during the recent economic downturn in late 2008 and early 2009 and then continued to grow through the remainder of 2009.
MTBE Demand
MTBE is used primarily as a source of octane and as an oxygenate for gasoline to reduce the amount of harmful exhaust emissions from motor vehicles.

Several years ago, environmental concerns and legislative action in the United States related to gasoline leaking into water supplies from underground gasoline storage tanks led to the phase-out of MTBE as a gasoline additive in the United States. In addition, governmental efforts in recent years in some other countries, primarily in the European Union and Latin America, to promote biofuels and alternative fuels through legislation or tax policy are putting competitive pressures on the use of MTBE in gasoline in these countries and this has resulted in some MTBE producers switching production to ethyl tert-butyl ether (“ETBE”) to access biofuels incentives. However, due to strong global MTBE demand in 2009, we have observed the opposite phenomenon, with some ETBE producers switching back to MTBE production. We believe that there is potential for continuing growth in MTBE demand because MTBE continues to be used in many countries as a source of octane and for its clean air benefits. Our belief is based on actions being taken around the world to reduce lead, benzene and other aromatics in gasoline and to improve the emissions performance of vehicles generally.
All of these recent developments lead us to believe that global demand for MTBE in 2010 should remain relatively stable due to healthy demand in Asia, the Middle East and certain parts of Latin America, which should offset impacts of any possible decline of MTBE production in the United States and increasing incentives for biofuels discussed above.
Methanol Demand for Fuel
In the past, a number of countries have blended methanol into gasoline for use as a transportation fuel to reduce reliance on imported oil products and because of its clean air benefits and price relative to gasoline. For similar reasons, methanol-gasoline blending in China has grown rapidly and significantly over the last several years. More recently, methanol is also being blended into diesel in increasing quantities for use as a transportation fuel. In addition, smaller quantities of methanol are also used directly (85% methanol) as a cooking fuel. In 2009, we estimate that methanol demand for fuel applications in China — blending into gasoline and diesel for use as a transportation fuel as well as methanol used directly as a cooking fuel — was approximately 4.0 million tonnes (compared to approximately 3.3 million tonnes in 2008). Despite the global economic slowdown in late 2008 and early 2009, Chinese demand for methanol blending into gasoline has remained strong due to the favourable economics of methanol compared to other gasoline components as well as China’s continued economic growth in 2009, which has boosted automobile sales and thus gasoline demand. Chinese gasoline and diesel fuel prices have remained high in relation to methanol prices, and profits for fuel blenders in China have continued to be healthy into early 2010. The Chinese government also announced new national standards for M-85 methanol gasoline (85% methanol blend) that took effect in December 2009. In addition, M-15 methanol gasoline (15% methanol blend) is currently being tested in China, and we expect that a national M-15 standard will be implemented by the Chinese government later in 2010. We believe that these standards will provide further momentum for growth of methanol fuel blending in China. We also understand that certain Chinese provincial and national government organizations are conducting further research and trials using methanol as a transportation fuel.
To our knowledge, no countries outside China are actively blending methanol into gasoline or diesel fuel. However, we understand that some major auto companies in Europe and Asia and some government bodies, such as the EPA in the United States, are conducting research and trials related to the use of methanol as a transportation fuel.
DME Demand
DME is a clean-burning fuel that can be stored and transported like liquefied petroleum gas (“LPG”). DME, which is typically produced from methanol, can be blended up to approximately 20% with LPG and used for household cooking and heating. DME has experienced rapid growth for blending into LPG and we believe it will continue to show strong growth in coming years, particularly in China and in an environment of higher energy prices. DME can also be used as a clean-burning substitute for diesel fuel in transportation. However, while the technology for using DME as a diesel fuel substitute is well advanced, it has not yet entered widespread commercialization. In 2009, global methanol demand for use in DME was estimated at 2.4 million tonnes (compared to 2.0 million tonnes in 2008). DME projects are also planned or under construction in regions outside of China, including Egypt, the Middle East, Europe, Latin America and certain countries in Asia.
Biodiesel Demand
Biodiesel is a renewable fuel made from plant oils or animal fats and requires an alcohol, such as methanol, as part of the production process. In 2009, global methanol demand for use in biodiesel was estimated at 1.2 million tonnes (compared to 1.0 million tonnes in 2008). We expect future growth in biodiesel will be driven primarily by higher energy prices and government programs to promote a renewable alternative to petroleum fuels.

Emerging Energy Uses
Methanol as a diesel replacement (for use as a transportation fuel) is a promising new end-use. A number of stakeholders, including the government of China, various private sector companies in China and the EPA in the United States, are actively working on initiatives and projects to support this new application. In China, there is already some blending of methanol directly into diesel fuel, and in the United States, the EPA completed an M-85 diesel engine laboratory demonstration in 2009 that is anticipated to move to fleet demonstration in 2010.
Regulatory Developments Affecting Demand
There are various studies and legislative proposals currently underway in a number of countries with respect to the carcinogenicity classification of, and the reduction of permitted exposure levels for, methanol, formaldehyde and MTBE. Such studies and proposals could lead to regulatory or other action that could materially reduce demand for methanol. Refer to the Risk Factors and Risk Management section of our 2009 MD&A for more information regarding risks to methanol demand related to regulatory developments.
Supply Factors
While a significant amount of new methanol capacity has come on stream over the past several years, a large number of methanol producers with higher cost structures have shut down plants. Methanol is predominantly produced from natural gas and is also produced from coal, particularly in China. In addition, the industry has historically operated significantly below stated capacity on a consistent basis, even in periods of high methanol prices, due primarily to shutdowns for planned and unplanned repairs and maintenance as well as shortages of feedstock and other production inputs.
Newer world-scale methanol plants are generally constructed in remote coastal locations with access to lower cost feedstock, although this advantage is sometimes offset by higher distribution costs due to their distance to major markets. There is typically a span of four to six years to plan and construct a new world-scale methanol plant. As well, additional methanol supply can potentially become available by restarting methanol plants whose production has been idled, by carrying out major expansions of existing plants and by de-bottlenecking existing plants to increase their production capacity.
Typical of most commodity chemicals, periods of high methanol prices encourage high cost producers to operate at maximum rates and also encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, many of the announced capacity additions have not been constructed for a variety of reasons. There are significant barriers to entry in this industry. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing and an ability to cost-effectively and reliably deliver methanol to customers.
Since the beginning of 2009, there have been two significant methanol production capacity additions outside of China — a 1.7 million tonne per year facility in Malaysia that started up in the first quarter of 2009 and a 1.7 million tonne per year facility in Iran that started up in the second quarter. Both facilities have experienced ongoing operational issues throughout 2009 related to technical and feedstock availability issues. Over the two-year period to the end of 2011, it is expected that new methanol capacity and expansions outside of China will add approximately four million tonnes of capacity to the global industry, including the 1.3 million tonne plant that we are constructing in Egypt. We believe that this new capacity could be offset by global demand growth outside of China, import growth into China and further closures of high cost capacity in the industry.
With respect to China, approximately 5.5 million tonnes of new capacity was added in 2009. In addition, there are significant capacity additions planned in China over the next few years. However, the Chinese methanol industry has historically operated at low rates and there has been increasing pressure on its cost structure as a result of escalating feedstock costs for both coal and natural gas-based producers. At the beginning of 2009, as a result of the lower methanol price environment, we estimate about 6.0 million tonnes of annualized higher cost or less efficient methanol production in China was shut down and net imports into China increased by approximately 5.0 million tonnes on an annualized basis. During the second half of 2009, increasing methanol prices resulted in some higher cost capacity restarting in China, and, given the strong demand for methanol, import levels also remained high. In addition, the majority of the methanol produced in China is made from coal and is typically lower quality and not suitable for all customers. For all of these reasons, we believe that in a high global energy price environment, methanol demand in China should continue to grow at high rates and that this will more than offset increases of domestic production in China and imports of methanol into China will increase over time.

Methanol Prices
Methanol is an internationally traded commodity. Methanol prices have historically been cyclical and sensitive to overall production capacity relative to demand, the price of feedstock (primarily natural gas or coal), energy prices and general economic conditions. The following chart shows published methanol contract prices (in United States dollars per tonne) in the United States Gulf, Western Europe and Asia:

*	We began publishing our Methanex Asian Posted Contract Price in September 2002
Methanol prices in the United States, Europe and Asia Pacific have largely tracked each other, though often with leads or lags. The majority of methanol sold globally is priced with reference to various published regional contract prices to which discounts may be applied. Spot market transactions also occur, although they represent a relatively small portion of the total volume that is traded.
Currently, the majority of our sales are covered by long-term or rolling shorter term sales contracts. We publish a regional non-discounted price for each major methanol market and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts now use published Methanex reference prices as a basis for pricing, and customer discounts to these prices may apply based on various factors. In addition, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. As a result of these contracts, the difference between our non-discounted published reference prices and our realized prices is expected to narrow during periods of lower pricing. In 2009, sales under these contracts represented approximately 19% of our total sales volumes (compared to approximately 23% of our total sales volumes in 2008).
Our average realized methanol price in 2009 was $225 per tonne, compared to $424 per tonne in 2008. Methanol demand was healthy and prices were strong for the first three quarters of 2008. However, demand began to soften near the end of the third quarter and in the fourth quarter of 2008, because methanol, like most global commodities, was materially impacted by the sudden and significant decrease in demand caused by the global financial crisis and related economic slowdown. This resulted in a substantial reduction of prices. Our average Methanex posted price for the first half of 2009 was $213 per tonne, but both demand and pricing steadily recovered over the course of the year. In January 2010 our average non-discounted methanol price across all major regions was approximately $350 per tonne.

Although the worst of the global financial crisis appears to be over and global economies appear to be recovering in the latter half of 2009, there remains some uncertainty about the strength and sustainability of this recovery. Global economic conditions materially affect both the supply and demand for methanol and the methanol price. Going forward, methanol prices will depend primarily on the strength of the economic recovery, the strength of global demand, industry operating rates, global energy prices and the rate of industry restructuring.
PRODUCTION
Production Process
The methanol manufacturing process used in our facilities typically involves heating natural gas, mixing it with steam and passing it over a nickel catalyst where the mixture is converted into carbon monoxide, carbon dioxide and hydrogen. This reformed gas (also known as synthesis gas or syngas) is then cooled, compressed and passed over a copper-zinc catalyst to produce crude methanol. Crude methanol consists of approximately 80% methanol and 20% water by weight. To produce chemical-grade methanol, crude methanol is distilled to remove water, higher alcohols and other impurities.
Operating Data and Other Information
We endeavour to operate our production facilities around the world in an optimal manner to lower our overall delivered cost of methanol. Scheduled shutdowns of plants every three or more years are necessary to change catalysts or perform maintenance activities that cannot otherwise be completed with the plant operating (a process commonly known as a turnaround) and these shutdowns typically take between three and four weeks. Catalysts generally need to be changed every six years, although there is flexibility to extend catalyst life if conditions warrant. Careful planning and scheduling is required to ensure that maintenance and repairs can be carried out during turnarounds. In addition, both scheduled and unscheduled shutdowns may also occur between turnarounds. We prepare a comprehensive eight-year turnaround plan that is updated annually for all of our production facilities.
The following table sets forth the annual production capacity and actual production for our facilities that operated for the last two years:

			Annual
			Production	2009	2008
	Year Built		Capacity(1)	Production	Production
			(000 tonnes/year)	(000 tonnes)	(000 tonnes)
Chile
Chile I	1988		882	—	—
Chile II	1996		990	275	162
Chile III	1999		1,088	667	926
Chile IV	2005		840	—	—
Trinidad
Titan	2000		900	764	871
Atlas(2)	2004		1,150	1,015	1,134
New Zealand(3)		(4)	900	822	570

Total			6,750	3,543	3,663

(1)
The stated production capacity for our facilities may be higher than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities.

(2)	We own 63.1% of the Atlas methanol facility and our partner, BP, owns 36.9%. This table shows our proportionate share of the operating capacity and production.

(3)
The annual production capacity for New Zealand represents only our 0.9 million tonne per year Motunui facility that we restarted in late 2008. Practical operating capacity will depend partially on the composition of natural gas feedstock and may differ from the stated capacity above. We also have additional potential production capacity that is currently idled in New Zealand. See Our Operations on page 7 for more information.

(4)	Our Waitara Valley plant was built in 1983 and the facilities at our Motunui site were constructed between 1985 and 1995.
In addition to the facilities included in the production chart above, we are also constructing a 1.3 million tonne per year methanol facility in Egypt located in Damietta on the Mediterranean Sea. The project is on budget and expected to start-up in mid-2010. We have a 60% interest in the project and the remaining 40% interest is held by a variety of entities that are primarily owned by the Egyptian government. We also have marketing rights for 100% of the production from this facility.

MARKETING
We sell methanol on a worldwide basis to every major market through an extensive marketing and distribution system with marketing offices in North America (Vancouver, Dallas), Europe (Brussels and Billingham, England), Asia Pacific (Hong Kong, Shanghai, Tokyo, Beijing and Seoul), Latin America (Santiago, Chile), and the Middle East (Dubai, UAE). Most of our customers are large global or regional petrochemical manufacturers or distributors. Refer to the Risk Factors and Risk Management section of our 2009 MD&A for more information regarding customer credit risk.
The following chart shows the distribution of our revenues by region for the years ended December 31, 2009 and December 31, 2008:

($ millions, except where noted)	2009		2008
Canada	$106	9%	$237	10%
United States	355	30%	737	32%
Europe	198	17%	494	21%
China	195	16%	135	6%
Korea	136	11%	263	11%
Other Asia	83	7%	209	9%
Latin America	125	10%	239	10%

Total	$1,198	100%	$2,314	100%

We believe our ability to sell methanol from a number of geographically dispersed production sites enhances our ability to secure major chemical and petrochemical producers as customers for whom reliability of supply and quality of service are important. Our global network of marketing offices, together with storage and terminal facilities and worldwide shipping operations, also allow us to provide larger customers with multinational sourcing of product and other customized arrangements.
In addition to selling methanol that we produce at our own facilities, we also sell methanol that we purchase from other suppliers through methanol purchase agreements and on the spot market. We do this to meet customer needs, support our marketing efforts and build our sales base prior to bringing on our own new capacity.
DISTRIBUTION AND LOGISTICS
All of our methanol production facilities around the world are located adjacent to deepwater ports. Methanol is pumped from our coastal plants by pipeline to these ports for shipping. We currently own or manage a fleet of 18 ocean-going vessels to ship this methanol. We also lease or own storage and terminal facilities in the United States, Canada, Europe and Asia. In North America and Europe we use barge, rail and, to a lesser extent, truck transport in our delivery system.
To retain optimal flexibility in managing our shipping fleet, we have entered into short-term and long-term time charter agreements covering vessels with a range of capacities. We also ship methanol under contracts of affreightment and through spot arrangements. We use larger vessels as key elements in our supply chain to move product from our production facilities to storage facilities located in major ports. We use smaller vessels capable of entering into restricted ports to deliver directly to customers.
The cost to distribute methanol to customers represents a significant component of our operating costs. These include costs for ocean shipping, storage and distribution. We are focused on identifying initiatives to reduce these costs and we seek to maximize the use of our shipping fleet to reduce costs. We take advantage of prevailing conditions in the shipping market by varying the type and length of term of ocean vessel charter contracts. We are continuously investigating opportunities to further improve the efficiency and cost-effectiveness of distributing methanol from our production facilities to customers. We also look for opportunities to leverage our global asset position by entering into product exchanges with other methanol producers to reduce distribution costs.
Our Atlas and Titan plants in Trinidad are ideally located to supply customers in the United States and Europe. Our plants in New Zealand supply customers in the Asia Pacific region. Our production site in Chile can supply all global regions due to its geographic location. Our Egypt plant, set to start-up in mid-2010, is well situated to service European markets and can also serve Asian markets.
Due to the natural gas curtailments at our Chilean facilities that have caused the loss of a significant amount of our Chilean production since mid-2007, we have had excess shipping capacity that is subject to fixed time charter costs. We have been successful in mitigating these costs by entering into sub-charters and third-party backhaul arrangements. However, we cannot provide assurance that we will continue to be able to mitigate these costs in the future.

NATURAL GAS SUPPLY
General
Natural gas is the principal feedstock for methanol at our production facilities and accounts for a significant portion of our total production costs. Accordingly, our profitability depends in large part on both the security of supply and the price of natural gas. An important part of our strategy is to ensure long-term security of supply of natural gas feedstock. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or there are interruptions in the supply of contracted natural gas to our facilities, we could be forced to curtail production or close such plants. Refer also to the Risk Factors and Risk Management - Security of Natural Gas Supply and Price section of our 2009 MD&A.
Most of the natural gas supply contracts for our production facilities are “take-or-pay” contracts denominated in United States dollars that include base and variable price components to reduce our commodity price risk exposure. “Take-or-pay” means that we are obliged to pay for the gas supply regardless of whether we take delivery. Such commitments are typical in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The variable price component of each gas contract is adjusted by a formula related to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle and provides gas suppliers with attractive returns.
Chile
Due primarily to curtailments of natural gas from Argentina (discussed in more detail below), we operated our facilities in Chile at approximately 25% of capacity in 2009. All of the natural gas for our Chilean facilities is currently supplied from gas suppliers in Chile, mainly from Empresa Nacional del Petróleo (“ENAP”), a Chilean state-owned energy company, and also from GeoPark Chile Limited (“GeoPark”), an independent oil and natural gas producer with operations in Chile. As a result of ongoing successful natural gas exploration and development in southern Chile (discussed in more detail below) our Chilean gas suppliers increased natural gas deliveries over the course of the year and in December 2009 we started up a second plant in Chile. We are currently running both plants at reduced rates and the operating rate for the site is now approximately 33%.
Natural Gas Contracts with Suppliers in Argentina
We have long-term supply contracts in place that entitle us to receive a significant portion of the total natural gas requirements for our facilities in Chile from suppliers in Argentina. Over the past several years, Argentina has experienced energy shortages. In response to these shortages, the government of Argentina took a number of actions, including imposing a large increase to the duty on natural gas exports from Argentina. In response to these various actions by the government of Argentina, our Argentinean gas suppliers have curtailed all gas supply to our plants in Chile since mid-June 2007. We are not aware of any plans by the government of Argentina to decrease or remove this duty. Under the current circumstances, we do not expect to receive any further natural gas supply from Argentina.
Natural Gas Contracts with Suppliers in Chile
As a result of the Argentinean natural gas supply issues discussed above, all of the methanol production at our Chilean facilities since mid-June of 2007 has been produced with natural gas from suppliers in Chile. Our goal is ultimately to return to operating all four of our plants in Chile with natural gas from suppliers in Chile.
We have a number of existing long-term supply agreements in place with ENAP that currently represent approximately 20% (40% prior to mid-2009) of the contracted natural gas supply for our Chilean facilities when operating at capacity. All but one of these contracts have a base component and variable price component determined with reference to 12-month trailing average published industry methanol prices and have expiration dates that range from 2017 to 2025. The remaining contract, which expired in 2009, but which represented approximately 20% of the contracted natural gas supply for our Chile facilities when operating at capacity, had a base component and a variable price component determined with reference to our average realized price of methanol for the current calendar year. Under these contracts with ENAP, we have the right to receive quantities of “make-up gas” where ENAP fails to deliver quantities of gas that it is obligated to deliver to us. Over the past few years, ENAP has delivered less than the full amount of natural gas that it was obligated to deliver under these contracts. For more information see the Risk Factors and Risk Management - Security of Natural Gas Supply and Price — Chile section of our 2009 MD&A.

Our goal is to return to operating all four plants in Chile with natural gas from suppliers in Chile. We are pursuing investment opportunities with ENAP, GeoPark and others to help accelerate natural gas exploration and development in southern Chile. During 2007 and 2008, we provided GeoPark with $40 million (of which $10 million had been repaid at December 31, 2009) in financing to support and accelerate GeoPark’s natural gas exploration and development activities in southern Chile. In October 2009, we signed an agreement to provide a further $18 million in financing to support GeoPark’s natural gas exploration and development activities in southern Chile, of which $15 million has been provided to GeoPark at December 31, 2009. GeoPark has agreed to supply us with all natural gas sourced from the Fell block under a ten-year exclusive supply arrangement. The pricing under this arrangement has a base component and a variable component that is determined with reference to a three-month trailing average of industry methanol prices. GeoPark has continued to increase deliveries to our plants in Chile and by the end of 2009 approximately 27% of the total production at our Chilean facilities was being produced with natural gas from the Fell block. We expect our natural gas supply from GeoPark to increase over time.
In May 2008, we signed an agreement with ENAP to accelerate natural gas exploration and development in the Dorado Riquelme exploration block in southern Chile and to supply natural gas to our production facilities in Chile. Final government approvals were received in the third quarter of 2009. Under the arrangement, we fund a 50% participation in the block and as at December 31, 2009, we had contributed approximately $65 million. We expect to make further contributions over the next few years to fully realize the potential of the block. These contributions will be based on annual budgets established by ENAP and Methanex in accordance with the Joint Operating Agreement that governs this development. We have been receiving natural gas deliveries from the Dorado Riquelme block since May 2008. Since that time, deliveries have continued to increase and by the end of 2009, approximately 25% of the total production at our Chilean facilities was being produced with natural gas from the Dorado Riquelme block. We expect natural gas supply from the Dorado Riquelme block to increase over time.
A number of other international oil and gas companies are exploring for oil and natural gas in southern Chile. In late 2007, the government of Chile completed an international bidding round to assign exploration areas that lie close to our production facilities and announced the participation of several international oil and gas companies. Under the terms of the agreements from the bidding round there are minimum investment commitments. Planning and exploration activities have begun. We were also involved in this international bidding round and in July 2008, we announced that under the international bidding round, the Otway exploration block in southern Chile was awarded to a consortium that included Wintershall Chile Limitada (“Wintershall”), GeoPark and Methanex. We have recently agreed to participate in the Tranquilo exploration block, also located in southern Chile. The participation is part of a new ownership structure that involves both the Tranquilo block and the Otway block. In the new ownership structure for both blocks, Wintershall, GeoPark and Pluspetrol Chile S.A. each have 25% participation and International Finance Corporation, member of the World Bank Group (IFC), and Methanex each have 12.5% participation. GeoPark will be the operator of both blocks. The arrangement is subject to approval by the government of Chile. In 2010, approved budgets by the consortium for the two blocks total $37 million.
Based on the significant natural gas exploration activity planned in southern Chile and the success of these activities seen to date, in mid-December 2009, we restarted a second plant in Chile and into 2010 we have been operating two plants, each at approximately 60% of capacity. We believe we can reach our goal of operating all four plants in Chile once again; however, we cannot provide assurance that we, ENAP, GeoPark or others will be successful in the exploration for, and development of, natural gas in Chile or that we would obtain any additional natural gas from suppliers in Chile on commercially acceptable terms.
Refer also to the Risk Factors and Risk Management — Security of Natural Gas Supply and Price - Chile section of our 2009 MD&A.
Trinidad
Our equity interest in two methanol facilities in Trinidad (Atlas and Titan) represents approximately 2.1 million tonnes of annual capacity. Natural gas for these facilities is sourced from gas fields that are located off the coast of Trinidad. These fields are operated by major international oil and gas companies. The National Gas Company of Trinidad and Tobago Limited (“NGC”) transports the gas by pipeline to a processing facility located near our facilities and from there it is distributed and sold under individual contracts to industrial consumers.
Natural gas is supplied to our facilities under contracts with NGC, which purchases the gas from gas producers under back-to-back purchase arrangements. Titan’s take-or-pay gas supply contract with NGC expires in 2014, with an option to renew for a further five years subject to availability of gas and agreement on price. The price paid for gas by the Titan plant is based on a fixed escalation of a minimum US dollar base price plus a variable price component that is determined with reference to average published industry methanol prices each quarter. Under the contract, NGC is obligated to supply, and we are obligated to take-or-pay for, a specified annual quantity of natural gas. Gas paid for, but not taken, by the Titan plant in any year may be received in subsequent years subject to some limitations. The Atlas plant’s gas contract with NGC expires in 2024 and the price formula and take-or-pay obligations are similar to those found in Titan’s gas contract.

New Zealand
We have three plants in New Zealand with a total production capacity of up to 2.4 million tonnes. Two 900,000 tonne per year plants are located at Motunui and the remaining 530,000 tonne per year plant is located at Waitara Valley, seven kilometers away. In 2004 we idled our two Motunui plants but continued to operate the Waitara Valley plant until October 2008 to match natural gas supply availability. In October 2008, we restarted one plant in Motunui and idled the Waitara Valley plant and have been operating the single Motunui plant since that time. The Motunui plant produced 822,000 tonnes of methanol during 2009. Our idled plants in Motunui plant and Waitara Valley plant provide the potential to increase production in New Zealand depending on methanol supply and demand and the availability of natural gas on commercially acceptable terms.
Over the past few years, increased natural gas exploration and development activity in New Zealand has resulted in improved gas availability and deliverability. We have a range of gas suppliers with existing contracts expiring at various times during 2010. We currently have sufficient quantities of natural gas to operate our 900,000 tonne per year Motunui plant until near the end of 2010. Our main priority is to secure more gas to extend the operation of this plant, and we are in the process of finalizing contracts with a number of suppliers. Based on the improved outlook for natural gas in New Zealand, we are optimistic that we can secure more gas supply in New Zealand and potentially restart more capacity there in the future.
In this regard, we recently entered into a US$10 million funding arrangement with a new exploration company, Kea Exploration, to finance the drilling of a well in the Taranaki region near our plants. There is a possibility that this could result in a gas discovery. However, it is probably more likely that this drilling will provide valuable data regarding the potential for this prospect and further exploration activity will be necessary. Other than the initial commitment, we have no further commitment to provide funding. However, as part of the arrangement, we have rights to the gas supply from this area at a price that is competitive to our other locations in Trinidad, Chile and Egypt.
Egypt
We have a long-term, take-or-pay natural gas supply agreement for a 1.3 million tonne per year methanol project that we are currently constructing in Egypt. We expect this facility to start-up in mid-2010. The pricing for natural gas under this agreement includes base and variable price components. The variable component of the natural gas contract in Egypt begins in mid-2012 and is determined with reference to the Company’s average realized price of methanol each quarter. This contract expires 25 years after the start of the commercial operation of the facility.
Canada
We have a 470,000 tonne plant at Medicine Hat, Alberta that was idled in 2001 due to high natural gas feedstock prices in North America. The plant remains in good mechanical condition and is capable of being restarted. During the past few years there have been improvements in natural gas supply in North America from shale and other sources that could provide the opportunity to secure sufficient natural gas on commercially acceptable terms to enable a restart of our facility in Medicine Hat. However, we are in the early stages of discussions with potential gas suppliers and it is too soon to determine whether or not it will be possible to restart this facility in the future.

FOREIGN OPERATIONS AND GOVERNMENT REGULATION
General
We have substantial operations and investments outside of North America, and as such we are affected by foreign political developments and federal, provincial, state and other local laws and regulations. To date, we believe we have complied in all material respects with governmental requirements. We are subject to risks inherent in foreign operations, including loss of revenue, property and equipment as a result of expropriation, import or export restrictions, nationalization, war, insurrection, acts of terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations.
We derive the majority of our revenue from production and sales by subsidiaries outside of Canada, and the payment of dividends or the making of other cash payments or advances by these subsidiaries to us may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. We have organized our foreign operations in part based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean shipping costs, substantially all of which are incurred in United States dollars. Some of our underlying operating costs and capital expenditures, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro and the Egyptian pound. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. A portion of our revenue is earned in euros and British pounds. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.
Trade in methanol is subject to duty in a number of jurisdictions. For instance, methanol sold in China from any of our producing regions is subject to duties ranging from 2.8% to 5.5% and methanol sold from Chile to Korea is subject to a duty of 2%. However, methanol from Chile that is sold in Japan, one of the other major methanol markets in Asia, is not subject to duties. Free trade agreements allow methanol from Chile to be sold duty-free into North America and the European Union. Methanol from Trinidad may also be sold duty-free into North America and the European Union. Currently, the costs we incur in respect of duties are not significant. However, there can be no assurance that the duties that we are currently subject to will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied.
Chile
Our wholly owned subsidiary, Methanex Chile S.A. (“Methanex Chile”), owns the four methanol plants on our Chilean production site. Chilean foreign investment regulations provide certain benefits and guarantees to companies that enter into a foreign investment contract (“DL 600 Contract”) with Chile. Methanex Chile has entered into four DL 600 Contracts, substantially identical in all matters material for Methanex Chile, one for each of the plants. Under the DL 600 Contracts, Methanex Chile is authorized to remit from Chile, in US dollars or any other freely convertible currency, all or part of its profits and, after one year, its equity. As well, under the DL 600 Contracts, Methanex Chile has elected to pay income tax at the general applicable rate, currently 35%. The DL 600 Contracts provide that they cannot be amended or terminated except by written agreement.
Please also refer to the Natural Gas Supply — Chile section starting on page 17 for a discussion of the imposition of a significant increase to the duty on exports of natural gas from Argentina to Chile.
Trinidad
Our Atlas plant was declared an approved enterprise under the Fiscal Incentives Act of Trinidad and was granted, for a ten-year period beginning in 2004, total relief from corporation income tax for the first two years of operation, a rate of 15% for the following five years and a rate of 20% for the following three years. Atlas also has total relief from income tax on dividends or other distributions out of profits or gains derived from the manufacture of methanol (other than interest) and has been granted import duty concessions on building materials and machinery and equipment imported into Trinidad and used in connection with the facility. The applicable corporation income tax rate without tax relief is currently 35%.

New Zealand
New Zealand has enacted legislation to safeguard claims by Maori tribes (the indigenous people of New Zealand) against lands previously owned by state-owned enterprises and subsequently privatized. The land on which certain parts of the infrastructure for the Waitara Valley and Motunui plants are located (for example, a tank farm and various pipelines and pipeline valve and mixing stations) is subject to this legislation. There is a possibility that the tribunal that deals with Maori land claims could recommend the return of such land to Maori ownership. The New Zealand government would be required to comply with such a recommendation, subject to payment of compensation to the affected owner. We believe that, subject to receiving adequate compensation, such a forced divestment would not likely have a material adverse effect on our operations or financial condition. The land upon which the Waitara Valley and Motunui plants are located and the surrounding buffer zones of farmland owned by us are not subject to such forced divestment procedures.
Egypt
Our Egypt plant is being constructed pursuant to Egypt’s Law No. 8 of 1997 on Investment Guarantees and Incentives. The Egypt plant is subject to domestic Egyptian tax laws including a tax on earnings which is currently at a rate of 20%.
ENVIRONMENTAL AND SOCIAL MATTERS
The countries in which we operate all have laws and regulations to which we are subject governing the environment and the management of natural resources, as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to work orders, fines, injunctions, civil liability and criminal sanctions.
As a result of periodic external and internal audits, we currently believe that we materially comply with all existing environmental, health and safety laws and regulations to which our operations are subject. Laws and regulations protecting the environment have become more stringent in recent years and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by, others, or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a material adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur material costs or liabilities in the future.
We believe that minimizing emissions and waste from our business activities is good business practice. Carbon dioxide (“CO2”) is a significant by-product of the methanol production process. The amount of CO2 generated by the methanol production process depends on the production technology (and hence often the plant age), the feedstock and any export of by-product hydrogen. We continually strive to increase the energy efficiency of our plants, which not only reduces the use of energy but also minimizes CO2 emissions. We have reduced CO2 emission intensity in our manufacturing operations by 35% between 1994 and 2010 through asset turnover, improved plant reliability and energy efficiency and emissions management. We also recognize that CO2 is generated from our marine operations, and in that regard we measure the consumption of fuels by our ocean vessels based on the volume of product transported. Between 2002 and 2010, we reduced our CO2 intensity (tonnes of CO2 from fuel burned per tonne of product moved) from marine operations by 13.5%. We also actively support global industry efforts to voluntarily reduce both energy consumption and CO2 emissions.
We manufacture methanol in Chile, Trinidad and New Zealand and we are constructing a new facility in Egypt. All of these countries have signed and ratified the Kyoto Protocol. Under the Kyoto Protocol, the developing nations of Chile, Trinidad and Egypt are not currently required to reduce greenhouse gases (“GHGs”). However, as a developed nation, New Zealand does have obligations related to GHG emissions reduction under the Kyoto Protocol. To meet its commitments under the Kyoto Protocol, New Zealand passed legislation to establish an Emission Trading Scheme (“ETS”) that will take effect on July 1, 2010. The ETS will impose a carbon price on producers of fossil fuels, including natural gas, which is expected in turn to increase the cost of gas that Methanex purchases in New Zealand. However, as a trade-exposed company, Methanex will be entitled to a free allocation of emissions units to partially offset those increased costs and the legislation provides further moderation of any residual cost exposure until the end of 2012. After this date, the moderating features are expected to be removed, our eligibility for free allocation of emissions units will be progressively reduced and we will likely have to pay the increased costs. We do not believe that these costs will be material to the end of 2012. However, at this time it is difficult to accurately quantify the impact on our business after 2012 and therefore we cannot provide assurance that the ETS will not have a material impact on our business after 2012.

As part of our commitment to Responsible Care ethics, we believe it is important to promote renewable energy where it makes sense for our business. In this regard, we are currently constructing three wind turbines near our production facilities in southern Chile that should be completed in late 2010. We have submitted an application to the United Nations for approval of this project as a Clean Development Mechanism project for carbon credits derived from this wind facility. We cannot provide assurance that this approval will be received. The facility is projected to have a generation capacity of 2.55 megawatts. This project will also contribute to the diversification of energy resources in southern Chile.
Refer also to the Risk Factors and Risk Management section of our 2009 MD&A for more information regarding risks related to environmental regulations.
We have accrued $16 million for asset retirement obligations for those sites where a reasonably definitive estimate of the fair value of the obligation can be made. During 2009, cash expenditures applied against the asset retirement obligations accrual were nil (2008 - $0.2 million).
Responsible Care and Social Responsibility
As a member of the Chemistry Industry Association of Canada (CIAC), formerly the Canadian Chemical Producers’ Association (CCPA), the American Chemistry Council (ACC), Asociacion Gremial de Industriales Quimicos de Chile (ASIQUIM), the New Zealand Chemical Industry Council (NZCIC) and as a signatory to the Association of International Chemical Manufacturers (AICM) Responsible Care Manifesto (China), we are committed to the ethics and principles of Responsible Care. Responsible Care is the umbrella under which we manage issues related to health, safety, the environment, community involvement, social responsibility, security and emergency preparedness at each of our facilities and locations. Accordingly, we have established policies, systems and procedures to promote and encourage the responsible development, introduction, manufacture, transportation, storage, handling, distribution, use and ultimate disposal of chemicals and chemical products so as to do no harm to human health and well-being, the environment and the communities in which we operate while striving to improve the environment and people’s lives. Responsible Care also guides decision-making related to our corporate development objectives.
The application of Responsible Care begins with our Board of Directors, where we have a Responsible Care Committee, and extends throughout our organization. Responsible Care is implemented through documented management systems. The effectiveness of many of these management systems is measured using performance indicators and an audit process that we apply to our business operations. These measures are designed to ensure ongoing legal and management systems compliance, identify opportunities for improvement and provide for the sharing of best practices. These audits are often conducted by third parties.
We believe that Responsible Care helps us achieve safe and reliable operations, which in turn results in strong financial performance, effective and innovative minimization of environmental impacts and improved quality of life, particularly in communities where our employees reside.
Some of the countries where we operate have different standards than those applied in North America. Our policy is to adopt the more stringent of either Responsible Care practices or local regulatory or association requirements at each of our facilities.
As a natural extension of our Responsible Care ethic, we have a Social Responsibility policy that aligns our corporate governance, employee engagement and development, community involvement and social investment strategies with our core values and corporate strategy.
INSURANCE
The majority of our revenues are derived from the sale of methanol produced at our plants. Our business is subject to the normal hazards of methanol production operations that could result in damage to our plants. Under certain conditions, prolonged shutdowns of plants due to unforeseen equipment breakdowns, interruptions in the supply of natural gas or oxygen, power failures, loss of port facilities or any other event, including any event of force majeure, could adversely affect our revenues and operating income. We maintain operational and construction insurance, including business interruption insurance and delayed start-up insurance, subject to certain deductibles, that we consider to be adequate under the circumstances. However, there can be no assurance that we will not incur losses beyond the limits or outside the coverage of such insurance. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. There can be no assurance that in the future we will be able to maintain existing coverage, or that premiums will not increase substantially.

COMPETITION
The methanol industry is highly competitive. Methanol is a global commodity and customers base their purchasing decisions primarily on the delivered price of methanol and reliability of supply. The relative cost and availability of natural gas or coal feedstock and the efficiency of production facilities and distribution systems are also important competitive factors. Some of our competitors are not dependent on a single product for revenues and some have greater financial resources than we do. Our competitors include state-owned enterprises. These competitors may be better able than we are to withstand price competition and volatile market conditions. Because of our ability to service our customers globally, the reliability and cost-effectiveness of our distribution system and the enhanced service we provide customers, we believe we are well positioned to compete in each of the major international methanol markets.
EMPLOYEES
As of December 31, 2009, we had 895 employees, including all of the employees of the new methanol project that we are developing with partners in Egypt.
RISK FACTORS
The risks relating to our business are described under the heading Risk Factors and Risk Management in our 2009 MD&A, and are incorporated in this document by reference. Any of those risks, as well as risks and uncertainties currently not known to us, could adversely affect our business, financial condition, results of operations or the market price of our securities.
DIVIDENDS
Dividends are payable to the holders of common shares of the Company (“Common Shares”) if, as and when declared by our Board of Directors and in such amounts as the Board of Directors may, from time to time, determine. The Company’s current dividend policy is designed so that the Company maintains conservative financial management appropriate to the historically cyclical nature of the methanol industry to preserve financial flexibility and creditworthiness.
We pay a quarterly dividend on the Common Shares. The first quarterly dividend of $0.05 per share was paid on September 30, 2002 and the dividend amount has been increased every year since then with the exception of 2009. The table below shows the amount and percentage increases to the dividend since its inception in 2002:

	Quarterly
Date	Dividend Amount	% Increase
September 30, 2002	$0.05	n/a
September 30, 2003	$0.06	20%
September 30, 2004	$0.08	33%
June 30, 2005	$0.11	37.5%
June 30, 2006	$0.125	14%
June 30, 2007	$0.14	12%
June 30, 2008	$0.155	11%
June 30, 2009	$0.155	0%
The following table sets out the total amount of regular dividends per share paid on the Common Shares in each of the last three most recently completed financial years:

Regular Dividend
Financial Year Ended	Paid per Share
December 31, 2007	$0.545
December 31, 2008	$0.605
December 31, 2009	$0.620

CAPITAL STRUCTURE
We are authorized to issue an unlimited number of Common Shares without nominal or par value and 25,000,000 preferred shares without nominal or par value.
Holders of Common Shares are entitled to receive notice of and attend all annual and special meetings and to one vote in respect of each Common Share held; receive dividends if, as and when declared by our Board of Directors; and participate in any distribution of the assets of the Company in the event of liquidation, dissolution or winding up.
Preferred shares may be issued in one or more series and the directors may fix the designation, rights, restrictions, conditions and limitations attached to the shares of each such series. Currently, there are no preferred shares outstanding.
Our bylaws provide that at any meeting of our shareholders a quorum shall be two persons present in person, or represented by proxy, holding shares representing not less than 20% of the votes entitled to be cast at the meeting. Nasdaq’s listing standards require a quorum for shareholder meetings to be not less than 33-1/3% of a company’s outstanding voting shares. As a foreign private issuer and because our quorum requirements are consistent with practices in Canada, our home country, under Nasdaq rules we are not subject to Nasdaq’s quorum requirement.
RATINGS
The following table sets forth the ratings assigned to the Company’s unsecured debt and bank facility by Standard & Poor’s Rating Services (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”).

Security	S&P(1)	Moody’s(2)
Unsecured Notes	BBB-	Ba1
	(negative)	(stable)

(1)
S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to SD, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of 13 categories. According to the S&P rating system, debt securities rated BBB have adequate capacity to pay interest and repay principal. While an obligor rated BBB normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to weaken capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

(2)
Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and its future cannot be considered as well-assured. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the securities, as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. If any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.

MARKET FOR SECURITIES
Our Common Shares are listed on the Toronto Stock Exchange in Canada (trading symbol: MX), on the Nasdaq Global Market in the United States (trading symbol: MEOH) and on the Foreign Securities Market of the Santiago Stock Exchange of Chile (trading symbol: Methanex). The following table sets out the market price ranges and trading volumes of our Common Shares on the Toronto Stock Exchange as well as on the Nasdaq Global Market for each month of our most recently completed financial year (January 1, 2009 through December 31, 2009).

2009 Trading Volumes
The Toronto Stock Exchange				Nasdaq Global Market
Trading Symbol: MX				Trading Symbol: MEOH
	High	Low			High	Low
	(CDN$)	(CDN$)	Volume		(US$)	(US$)	Volume
January	14.33	9.11	7,289,814	January	12.03	7.39	8,981,058
February	9.82	7.26	10,211,751	February	7.82	5.91	13,507,910
March	10.07	7.37	19,835,768	March	8.19	5.71	16,041,489
April	13.90	9.71	10,541,025	April	11.64	7.64	14,486,457
May	15.45	12.21	14,534,043	May	13.20	10.67	14,660,605
June	15.88	13.17	14,010,027	June	14.46	11.82	13,844,565
July	18.64	13.74	11,114,132	July	17.25	11.76	11,589,911
August	20.09	16.70	9,840,022	August	18.44	15.00	6,856,891
September	22.29	18.41	15,230,068	September	20.70	16.69	10,890,028
October	20.17	17.61	10,292,515	October	19.36	16.26	8,198,853
November	19.80	18.06	6,729,519	November	18.75	16.75	3,830,576
December	21.56	18.84	10,247,882	December	20.43	17.96	4,000,802
NORMAL COURSE ISSUER BID
On May 6, 2008, we received approval to conduct a normal course issuer bid (the “Bid”) under which we had the ability but not the obligation to purchase up to 7,909,393 Common Shares, representing ten percent (10%) of our total public float of issued and outstanding Common Shares as at May 2, 2008. The Bid began on May 20, 2008 and terminated on May 19, 2009 and we purchased a total of 2,165,000 Common Shares under the Bid. The Company is not currently conducting a normal course issuer bid.

DIRECTORS AND EXECUTIVE OFFICERS
As at December 31, 2009, the directors and executive officers of the Company owned, controlled or directed, directly or indirectly, 518,867 Common Shares representing approximately 0.6% of the outstanding Common Shares as at December 31, 2009.
The following tables set forth the names and places of residence of the current directors and executive officers of the Company, the offices held by them in the Company, their current principal occupations, their principal occupations during the last five years and, in the case of the directors, the month and year in which they became directors:

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During the Last Five Years	Director Since(16)
Aitken, Bruce Vancouver, British Columbia Canada	Director and President and Chief Executive Officer	President and Chief Executive Officer of the Company since May 2004; prior thereto President and Chief Operating Officer of the Company since September 2003; prior thereto Senior Vice President, Asia Pacific of the Company since September 1999.	July 2004
Balloch, Howard(2)(3)(4) Beijing China	Director	President of The Balloch Group(6) since July 2001.	December 2004
Choquette, Pierre Vancouver, British Columbia Canada	Director and Chairman of the Board	Corporate Director. Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004; prior thereto President and Chief Executive Officer of the Company since October 1994.	October 1994
Cook, Phillip(1)(4)(5) Austin, Texas USA	Director	Corporate Director. Senior Advisor to the Dow Chemical Company(7) (“Dow Chemical”) from June 2006 to January 2007; prior thereto Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005 to 2006; prior thereto Senior Vice President, Performance Chemicals and Thermosets of Dow Chemical since 2003.	May 2006
Hamilton, Thomas(1)(2)(5) Houston, Texas USA	Director	Co-Owner of Medora Investments, LLC(8) since April 2003; prior thereto Chairman, President and Chief Executive Officer of EEX Corporation from January 1997 to November 2002.	May 2007
Kostelnik, Robert(4)(5) Corpus Christi, Texas USA	Director	Chief Executive Officer of Cinatra Clean Technologies, Inc.(9) since 2008. Vice President of Refining for CITGO Petroleum Corporation from 2006 until 2007; prior thereto Vice President of Shared Services of CITGO Petroleum Corporation from 2004 to 2006; prior thereto Vice President, Health, Safety, Security and Environment and Compliance Officer, CITGO Petroleum Corporation from 2002 to 2004.	September 2008
Mahaffy, Douglas(2)(3)(4) Toronto, Ontario Canada	Director	Corporate Director. Chairman of McLean Budden Limited(10) from February 29, 2008 until his retirement on March 15, 2010; prior thereto Chairman and Chief Executive Officer of McLean Budden Limited since September 2006; prior thereto Chairman, President and Chief Executive Officer of McLean Budden since October 1989.(11)	May 2006
Poole, A. Terence(1)(2)(4) Calgary, Alberta Canada	Director	Corporate Director. Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation(12) from May 2000 to June 2006.	September 2003, and from February 1994 to June 2003
Reid, John(1)(3)(5) Vancouver, British Columbia Canada	Director	Corporate Director. President and Chief Executive Officer of Terasen Inc.(13) from November 1997 to November 2005.	September 2003
Rennie, Janice(1)(3) Edmonton, Alberta Canada	Director	Corporate Director. Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc.(14) from 2004 to 2005; prior thereto Principal of Rennie & Associates and other senior management positions in a number of private firms.	May 2006
Sloan, Monica(2)(3)(5) Calgary, Alberta Canada	Director	Corporate Director. Chief Executive Officer of Intervera Ltd.(15) from January 2004 to December 2008.	September 2003

(1)	Member of the Audit, Finance and Risk Committee.

(2)	Member of the Corporate Governance Committee.

(3)	Member of the Human Resources Committee.

(4)	Member of the Public Policy Committee.

(5)	Member of the Responsible Care Committee.

(6)	The Balloch Group is a private advisory and merchant banking firm specializing in China and other Asian markets.

(7)	The Dow Chemical Company provides chemical, plastic and agricultural products and services.

(8)	Medora Investments, LLC is a private investment firm.

(9)	Cinatra Clean Technologies, Inc. is the exclusive provider in the United States of the patented BLABO tank cleaning process to the refining, pipeline and terminal sectors of the oil and gas industry.

(10)	McLean Budden Limited is an investment management firm that administers over $35 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

(11)
Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (the “CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly owned subsidiary of United States Steel Corporation.

(12)	NOVA Chemicals Corporation is a commodity chemicals company.

(13)	Terasen Inc. is an energy distribution and transportation company.

(14)
During the period when Ms. Rennie was an officer, EPCOR Utilities Inc. built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States.

(15)	Intervera Ltd. provided data quality products and services to the energy industry.

(16)
The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed.

Name and		Principal Occupations and
Municipality of Residence	Office	Positions During the Last Five Years
Cameron, Ian P. Vancouver, British Columbia Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003.
Floren, John Eastham, Massachusetts USA	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005; prior thereto Director, Marketing & Logistics North America of the Company since May 2002.
Gordon, John K. Vancouver, British Columbia Canada	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999.
Macdonald, Michael G. Vancouver, British Columbia Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of the Company since January 2004.
Milner, Randy M. Vancouver, British Columbia Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company since October 2002.
Schiodtz, Paul Santiago Chile	Senior Vice President, Latin America	Senior Vice President, Latin America of the Company since January 1, 2006; prior thereto Director, Finance Latin America of Methanex Chile Ltd. since May 1999.
Weake, Harvey Auckland New Zealand	Senior Vice President, Asia Pacific	Senior Vice President, Asia Pacific of the Company since December, 2005; prior thereto Vice President, Global Manufacturing/Managing Director of Methanex New Zealand since July 2005; prior thereto Vice President, Manufacturing/Managing Director of Methanex New Zealand since December 2003.
Yanez, Jorge Port of Spain Trinidad	Senior Vice President, Global Manufacturing	Senior Vice President, Global Manufacturing of the Company since October 2005; prior thereto Vice President, Project Management of Methanex Management Inc. since December 2004.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Since the start of our most recently completed financial year, and for the three most recently completed financial years, no director or executive officer of the Company, and no person or company that beneficially owns, controls or directs, directly or indirectly, more than 10% of the Company’s voting securities or any associate or affiliate of such persons, has had any material interest in any transaction involving the Company.
EXPERTS
KPMG LLP are the auditors of the Company and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and within the meaning of the US Securities Act of 1933, as amended, and the applicable rules and regulations thereunder.
LEGAL PROCEEDINGS
In 2009, the Board of Inland Revenue of Trinidad and Tobago issued an assessment against our wholly owned subsidiary, Methanex Trinidad (Titan) Unlimited, in respect of the 2003 financial year. The assessment related to the deferral of tax depreciation deductions during a five-year tax holiday that ended in 2005. The impact of the amount in dispute as at December 31, 2009 is approximately $23 million in current taxes and $26 million in future taxes, exclusive of any interest charges. The Company has lodged an objection to the assessment. Based on the merits of the case and legal interpretation, management believes its position should be sustainable. Refer to the Risk Factors and Risk Management section of our 2009 MD&A for more information regarding this dispute.
Other than the tax dispute with the Board of Inland Revenue of Trinidad and Tobago described immediately above: (i) during 2009, we were not a party to, and our property was not the subject of, any material legal proceedings, and (ii) we are not a party to, and our property is not the subject of, any material legal proceedings that are currently in place or that we know to be contemplated.
AUDIT COMMITTEE INFORMATION
The Audit Committee Charter
The Audit, Finance and Risk Committee (“Committee”) is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Company with ethics policies and legal and regulatory requirements.
The Committee’s mandate sets out its responsibilities and duties. A copy of the Committee’s mandate is attached here as Appendix “A”.
Composition of the Audit Committee
The Committee is comprised of five directors: A. Terence Poole (Chair), Phillip Cook, Thomas Hamilton, John Reid and Janice Rennie. Each Committee member is independent and financially literate. Mr. Poole is designated as the “audit committee financial expert.’’ The United States Securities and Exchange Commission has indicated that the designation of Mr. Poole as an audit committee financial expert does not make Mr. Poole an “expert” for any other purpose, impose any duties, obligations or liability on Mr. Poole that are greater than those imposed on members of the Committee and Board who do not carry this designation or affect the duties, obligations or liability of any other member of the Committee.
Relevant Education and Experience
The following is a brief summary of the education and experience of each member of the Committee that is relevant to the performance of his or her responsibilities as a member of the Committee, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our annual and interim financial statements.

Mr. A. Terence Poole
Mr. Poole is a corporate director. Prior to his retirement in June 2006, he was Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation (“NOVA”), a commodity chemical company with international operations. Prior to that position, Mr. Poole was the Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000, Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998 and held other senior financial positions with NOVA Corporation from 1988. He has worked at other large public companies in various financial and business management capacities since 1971.
Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce degree from Dalhousie University. Mr. Poole is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.
Mr. Poole serves on the board of Pengrowth Corporation and is a member of its Audit Committee.
Mr. Poole has served on the Committee since September 2003, as well as from February 1994 to June 2003. Mr. Poole has chaired the Committee since May 2006.
Mr. Phillip Cook
Mr. Cook is a corporate director. He spent the majority of his career working for The Dow Chemical Company (“Dow Chemical”), which provides chemical, plastic and agricultural products and services. His most recent position at Dow Chemical was Senior Advisor from June 2006 until his retirement in January 2007. From 2005 to 2006, he was Corporate Vice President, Strategic Development and New Ventures. Other senior positions at Dow Chemical included Senior Vice President, Performance Chemicals and Thermosets for two years and Business Vice President, Epoxy Products and Intermediates for three years. Through Mr. Cook’s experience at Dow Chemical, he has gained an understanding of accounting and financial reporting, including internal controls and procedures for financial reporting.
Mr. Cook holds a Bachelor of Mechanical Engineering degree from the University of Texas at Austin and is a member of the College of Engineering Foundation Advisory Board of the University of Texas at Austin.
Mr. Cook has served on the Committee since May 2006.
Mr. Thomas Hamilton
Since April 2003, Mr. Hamilton has been the co-owner of Medora Investments, LLC, a private investment firm in Houston, Texas. Mr. Hamilton was Chairman, President and Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously, Mr. Hamilton held senior positions at other oil and gas companies, including BP and Standard Oil Company. Through Mr. Hamilton’s experience as Chief Executive Officer and in other senior positions, he has gained an understanding of accounting and financial reporting, including internal controls and procedures for financial reporting.
Mr. Hamilton holds a Master of Science and a PhD in geology from the University of North Dakota. He also has a Bachelor of Science in geology from Capital University, Columbus, Ohio.
Mr. Hamilton has served on the Committee since May 2009.
Mr. John Reid
Mr. Reid is a corporate director. He held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005, and prior to that was Executive Vice President and Chief Financial Officer of Terasen Inc. Prior to joining Terasen, Mr. Reid was the President and Chief Executive Officer of Scott Paper. He also held various other senior positions at Scott Paper, including Corporate Vice President, Finance and Controller.
Mr. Reid is a Chartered Accountant and holds an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Mr. Reid also serves on the board of Finning International Inc., is a member of its Audit Committee and in the past was designated as its “financial expert.” Mr. Reid also sits on the board of the private companies Corix Infrastructure Inc. and Corix Water Products Inc.
Mr. Reid has served on the Committee since September 2003.
Ms. Janice Rennie
Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. At that time EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie held senior management positions in a number of private firms, including Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.
Ms. Rennie holds a Bachelor of Commerce degree from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.
Ms. Rennie serves on the board of Matrikon Inc. and is Chair of its Audit Committee. She also serves on the boards of Teck Resources Limited and West Fraser Timber Co. Ltd. and is a member of their Audit Committees. In addition, Ms. Rennie serves on the board and chairs the Audit Committee of Greystone Capital Management Inc., a private company.
Ms. Rennie has served on the Committee since May 2006.
Pre-Approval Policies and Procedures
The Committee annually reviews and approves the terms and scope of the external auditors’ engagement. The Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions under which permissible services proposed to be performed by KPMG LLP, the Company’s external auditors, are pre-approved. The Committee has delegated to the Chair of the Committee pre-approval authority for any services not previously approved by the Committee. All such services approved by the Chair of the Committee are subsequently reviewed by the Committee.
All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP, Chartered Accountants, Vancouver, are the independent auditors of the Company. The holders of the Company’s Common Shares have resolved to have the directors of the Company determine the auditor’s remuneration. Fees billed by KPMG LLP during the years ended December 31, 2009 and December 31, 2008 were as follows:

US$000s	2009	2008
Audit Fees	1,429	1,409
Audit-Related Fees	166	26
Tax Fees	186	217
All Other Fees	—	—

Total	1,781	1,652

The nature of each category of fees is described below.
Audit Fees
Audit fees were billed for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.

Audit fees billed in 2009 and 2008 for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.
Audit-Related Fees
Audit-related fees were billed for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the Company’s IFRS transition and the accounting or disclosure treatment of other transactions.
Tax Fees
Tax fees were billed for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.
TRANSFER AGENT AND REGISTRAR
Our principal transfer agent is CIBC Mellon Trust Company at its offices in Vancouver, British Columbia. Our co-transfer agent in the United States for our Common Shares is Registrar and Transfer Company at its offices in New Jersey.
CONTROLS AND PROCEDURES
Our disclosure controls and procedures are described under the heading Controls and Procedures in our 2009 MD&A and are incorporated in this AIF by reference.
CODE OF ETHICS
We have a written code of ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our code, entitled “Code of Business Conduct”, can be found on our website at www.methanex.com or upon request from the Corporate Secretary at the address below under the heading “Additional Information”.
ADDITIONAL INFORMATION
Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in our Information Circular dated March 5, 2010 relating to our Annual General Meeting that will be held on April 29, 2010.
Additional financial information about the Company is provided in the Company’s financial statements for the year ended December 31, 2009 and in our 2009 MD&A.
Copies of the documents referred to above are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and may also be obtained upon request from:
Methanex Corporation
Randy Milner
Senior Vice President, General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 661 2602
E-mail: rmilner@methanex.com
Additional information relating to the Company may be found on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission’s EDGAR website at www.sec.gov.

APPENDIX “A”

METHANEX CORPORATION
AUDIT, FINANCE AND RISK COMMITTEE MANDATE
1. Creation
A committee of the directors to be known as the “Audit, Finance and Risk Committee” (hereinafter referred to as the “Committee”) is hereby established.
2. Purpose and Responsibility
The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the professional qualifications and independence of the external auditors; the performance of the external auditors; risk management processes; financing plans; pension plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
The Committee’s role is one of oversight. It is the responsibility of the Corporation’s management to plan audits and to prepare consolidated financial statements in accordance with generally accepted accounting principles (GAAP), and it is the responsibility of the Corporation’s external auditor to audit these financial statements. Therefore, each member of the Committee, in exercising his or her business judgment, shall be entitled to rely on the integrity of those persons and organizations within and outside the Corporation from whom he or she receives information, and on the accuracy of the financial and other information provided to the Committee by such persons or organizations. The Committee does not provide any expert or other special assurances as to the Corporation’s financial statements or any expert or professional certification as to the work of the Corporation’s external auditor. In addition, all members of the Committee are equally responsible for discharging the responsibilities of the Committee and the designation of one member as an “audit committee financial expert” pursuant to the Applicable Rules (as defined below) is not a statement of intention by the Corporation to impose upon such designee duties, obligations or liability greater than those imposed on such a director in the absence of such designation.
3. Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of three directors.

Appointment and Term of Members
b)   The members of the Committee must be appointed or reappointed at the organizational meeting of the Board concurrent with each Annual General Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

Financial Literacy and Independence
c)   Each member of the Committee shall meet the independence and experience requirements, and at least one member of the Committee shall qualify as an “audit committee financial expert.” These requirements shall be in accordance with the applicable rules and regulations (the “Applicable Rules”) of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission, the Toronto Stock Exchange and the Nasdaq Stock Market.

Appointment of Chair and Secretary
d)   The Board or, if it does not do so, the members of the Committee, must appoint one of their members as Chair. If the Chair of the Committee is not present at any meeting of the Committee, the Chair of the meeting must be chosen by the Committee from the Committee members present. The Chair presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts
e)   Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting or other experts, the Chair shall, at the request of the Committee, engage the necessary experts at the Corporation’s expense. The Board must be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

4. Meetings

Time, Place and Procedure of Meetings	a) The time and place of Committee meetings, and the procedures for the conduct of such meetings, shall be determined from time to time by Committee members, provided that:

Quorum
i)   a quorum for meetings must be three members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings
iii)  notice of the time and place of every meeting must be given in writing or by electronic transmission to each member of the Committee and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;

Waiver of Notice
iv)  a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Corporation’s expense;

Meeting with Financial Management	vi) the Committee will, at least annually, meet with senior financial management, including the Chief Financial Officer and the Corporate Controller, without other members of management present;

Meeting without Management	vii) each regular meeting of the Committee will conclude with a session without any management personnel present;

Calling a Meeting
viii)  a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chair or Chief Executive Officer of the Corporation, by any member of the Committee or the external auditors; and

Committee Determines Attendees
ix)    notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation’s outside counsel or external auditor to be present or not present at any part of the Committee meeting.

Reports to the Board	b) The Committee shall make regular reports to the Board.
5. Duties and Responsibilities of the Committee
1) Financial Statements and Disclosure

Annual Report and Disclosures
a)   Review and discuss with management and the external auditor, and recommend for approval by the Board, the Corporation’s annual report, Annual Information Form, audited Annual Consolidated Financial Statements, annual Management’s Discussion and Analysis, Management Information Circular, any reports on adequacy of internal controls, and all financial statements in prospectuses or other disclosure documents.

Prospectuses
b)   Review and recommend for approval by the Board all prospectuses and documents that may be incorporated by reference into a prospectus, including without limitation, material change reports and proxy circulars.

Quarterly Interim Reports and Disclosures
c)   Review, discuss with management and the external auditor, and approve the Corporation’s interim reports, including the quarterly financial statements, interim Management’s Discussion and Analysis and press releases on quarterly and year-end financial results, prior to public release.

Accounting Policies and Estimates
d)  Review and approve all accounting policies and estimates that would have a significant effect on the Corporation’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i) any areas of management judgment and estimates that may have a critical effect on the financial statements;

ii) the effect of using alternative accounting treatments that are acceptable under Canadian and US GAAP;

iii) the appropriateness, acceptability and quality of the Corporation’s accounting policies; and

iv) any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Non-GAAP Financial Information	e) Discuss with management the use of ‘‘pro forma’’ or ‘‘non-GAAP information’’ in the Corporation’s continuous disclosure documents.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation’s financial statements.

Litigation
g)   Discuss with the Corporation’s General Counsel, and with external legal counsel if necessary, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Corporation, as received from and discussed with management.
2) Risk Management and Internal Control

Risk Management Policies	a) Review and recommend for approval by the Board changes considered advisable, after consultation with management, to the Corporation’s policies relating to:

i) the risks inherent in the Corporation’s businesses, facilities and strategic direction;

ii) financial risks, including foreign exchange, interest rate and investment of cash;

iii) overall risk management strategies and the financing of risks, including insurance coverage in the context of competitive and operational considerations;

iv) the risk retention philosophy and the resulting uninsured exposure of the Corporation; and

v) shipping risk.

Risk Management Processes	b) Review with management at least annually the Corporation’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.

Adequacy of Internal Controls
c)    Review, at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management’s evaluation will include a review of:

i)    policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect material financial statement misstatements due to fraud and error; and

ii)    internal control recommendations of the external auditors and arising from the results of the internal audit procedures, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal controls.

Financial Risk Management	d) Review with management activity related to managing financial risks to the Corporation, including hedging programs.
3) External Auditors

Appointment and Remuneration	a) Review and recommend to the Board:

i) the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

ii) the nomination and remuneration of external auditors to be appointed at each Annual General Meeting of Shareholders.

Resolving Disagreements	b) Resolve any disagreements between management and the external auditor regarding financial reporting.

Direct Reporting to Committee	c) The external auditors shall report directly to the Committee and the Committee has the authority to communicate directly with the external auditors.

Quality Control and Independence	d) Review a formal written statement requested at least annually from the external auditor describing:

i) the firm’s internal quality control procedures;

ii)   any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits of the Corporation carried out by the firm;

iii) any steps taken to deal with any such issues; and

iv) all relationships between the external auditors and the Corporation.

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor based on the independence requirements of the Applicable Rules. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

External Audit Plan
e)    Review and approve the external audit plan and enquire as to the extent the planned audit scope can be relied upon to detect weaknesses in internal control or fraud or other illegal acts. Any significant recommendations made by the auditors for strengthening internal controls will be reviewed.

Rotation of Senior Audit Partner	f) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors
g)    Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation that are to be provided by the external auditor in accordance with the Corporation’s Audit and Non-Audit Services Pre-Approval Policy, which is to be annually reviewed and approved by the Committee.

Restrictions on Hiring Employees of External Auditor
h)    Ensure the establishment of policies relating to the Corporation’s hiring of employees of or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law.

Report from the External Auditors
i)    Prior to filing the Quarterly Consolidated Financial Statements and the Annual Consolidated Financial Statements, the Committee should receive a report from the external auditors on the results of the audit.

Meeting with Auditors and Management
j)    The Committee should meet with the external auditors without management present and discuss any issues related to performance of the audit work, any restrictions and any significant disagreement with management. The Committee should also meet separately with management to discuss the same matters as those discussed with the external auditors.

4) Internal Audit

Internal Audit Plans	a) Review and approve the annual Internal Audit Plan and objectives.

Audit Findings and Recommendations	b) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

Meeting with Auditors	c) The Committee will meet, without management present, with representatives of the accounting firm and/or the Corporation’s Internal Auditor that executed the annual Internal Audit Plan.
5) Pension Plans
With respect to all investing and funding aspects of all defined benefit corporate sponsored pension plans of the Corporation and its wholly owned subsidiaries that have estimated actuarial liabilities in excess of US$10 million (collectively the “Retirement Plans”):

Constitute Pension Committees	a) Annually constitute Committees (the “Pension Committees”) with responsibility for the investment activities of the Retirement Plans’ trust funds.

Statements of Pension Investment Policy and Procedures	b) Review the Corporation’s Statement of Pension Investment Policy for the Retirement Plans’ trust funds whenever a major change is apparent or necessary.

Amendments to Retirement Plans and Material Agreements	c) Review and recommend to the Board any amendments to the Retirement Plans’ trust agreements and any material document written or entered into pursuant to the Retirement Plans’ trust agreements.

Appointment of Auditors, Actuaries and Investment Managers
d)   Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension Committees regarding appointment of investment managers and actuaries of the Retirement Plans.

Retirement Plan Financial Statements	e) Review and approve the annual financial statements of the Retirement Plans, and related trust funds, and the auditors’ reports thereon.

Retirement Plan Report	f) Review and recommend for approval by the Board, the annual report on the operation and administration of the Retirement Plans and related trust funds.

Terms of Reference of the Pension Committees
g)   Review and recommend to the Board for approval the Terms of Reference of the Pension Committees (to be approved jointly with the Human Resources Committee of the Board) and any material amendments thereto.

Delegation to the Pension Committees	h) Approve the delegation of certain responsibilities to members of the Pension Committees.

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on the Retirement Plan as required by applicable regulations and any special actuarial reports.

With respect to all investing and funding aspects of all defined contribution pension plans and defined benefit pension plans that have estimated actuarial liabilities of less than US$10 million of the wholly owned subsidiaries of the Corporation (“other Retirement Plans”):

Other Retirement Plans Report	j) Receive from management and review with the Board, at least annually, a report on the operation and administration of other Retirement Plans’ trust funds, including investment performance.

Delegation of Authority	k) Administer and delegate to management-committees as considered advisable all other matters related to other Retirement Plans’ trust funds to which the Committee has been delegated authority.
6) General Duties

Code of Business Conduct Compliance
a)    Obtain a report at least annually from the Senior Vice President, General Counsel & Corporate Secretary on the Corporation’s and its subsidiary/foreign- affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Corporation’s Code of Business Conduct).

Code of Ethics	b) Review and recommend to the Board for approval a code of ethics for senior financial officers.

Compliance Reporting Process
c)    Ensure that a process and procedure has been established by the Corporation for receipt, retention-, and treatment of complaints regarding non-compliance with the Corporation’s Code of Business Conduct, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters
d)    Discuss with management and the external auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s compliance policies.

Disclosure Policy
e)    Review annually and recommend to the Board for approval, the Corporation’s Disclosure policies. In particular, the Committee will review annually the Corporation’s procedures for public disclosure of financial information extracted or derived from the Corporation’s financial statements.

Related-Party Transactions	f) Review and approve all related-party transactions.

Mandate Review
g)    Review and recommend to the Board for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board for approval.

Annual Evaluation	h) The Committee will conduct an annual evaluation to ensure that it has satisfied its responsibilities in the prior year in compliance with this Mandate.